                                  UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of The Securities Exchange Act of 1934



                            VORSATECH VENTURES, INC.
                 (Name of Small Business Issuer in its charter)


          DELAWARE                                              N/A
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                        Identification Number)


                 702 - 777 Hornby Street, Vancouver, BC V6Z 1S2
              (Address of principal executive offices and Zip Code)


         Issuer's telephone number, including area code: (604) 605-0507


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                                (Title of Class)

                      VORSATECH VENTURES, INC. - FORM 10-SB

Table of Contents                                                        Page
                                     Part I

Item 1.  Description of Business............................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation..........8

Item 3.  Description of Property............................................9

Item 4.  Security Ownership of Certain Beneficial Owners and Management.....9

Item 5.  Directors, Executive Officers, Promoters and Control Persons......10

Item 6.  Executive Compensation............................................11

Item 7.  Certain Relationships and Related Transactions....................11

Item 8.  Description of Securities.........................................11

                                     Part II

Item 1.  Market for Common Equity and Related Stockholder Matters..........12

Item 2.  Legal Proceedings.................................................13

Item 3.  Changes in and Disagreements with Accountants.....................13

Item 4.  Recent Sales of Unregistered Securities...........................14

Item 5.  Indemnification of Directors and Officers.........................14

                                    Part F/S

Financial Statements.......................................................15

                                    Part III

Item 1.  Index to Exhibits.................................................16

Item 2.  Description of Exhibits...........................................16

Signatures.................................................................16

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Vorsatech Ventures, Inc. (hereinafter "The Company"), a development stage company, was incorporated on October 30, 1998 under the Apex Pharmaceutics, Inc., under the laws of the State of Colorado. On July 18, 2000 the Company changed its name to Apex Resources, Inc. On September 28, 2000, the Company changed its name to Biotech Industries, Inc. On June 1, 2001, the Company changed its name to ValuShip Inc. As ValuShip, Inc., the Company was in the business of international shipping. To pursue this business, the Company domesticated from Colorado to the Commonwealth of the Bahamas on May 18, 2001. The Company abandoned this enterprise to develop a wireless business in June 2002. On June 24, 2002, the Company changed its name to Vorsatech, Inc. to reflect this change in business. On February 23, 2004, the Company filed its articles of incorporation and domesticated to the State of Delaware.

The Company developed a business plan for its integrated wireless system that would allow consumers to subscribe to a service package to access wireless gateways for their laptops, PDA's and other electronic devices. The system would include both development of a hardware network service providers and development of software that would interface with the consumer's electronic devices. The Company believed with the exponential growth of mobile computer use, the opportunity was there to exploit the demand for wireless connectivity.

The Company's Articles of Incorporation provided for authorized capital of two hundred and seventy million shares (270,000,000) of which two hundred and fifty million (250,000,000) are $0.0001 par value Common Stock and twenty million (20,000,000) are $0.0001 par value preferred stock.

The Company was unable to raise enough capital to finance the research and development of its proposed integrated wireless system. After other efforts to develop the business failed, all efforts were abandoned in May 2004.

The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and its principal business purpose now is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The Company has never engaged in an active trade or business and has never been able to move beyond the development stage since inception.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. When the registration statement becomes effective, the Company will be obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting new business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company's principal executive offices are located at: 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S2.

Business of Issuer

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

SOURCES OF BUSINESS OPPORTUNITIES
---------------------------------

The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

Other than the Company's officers and directors and legal counsel, the Company has not yet engaged any outside consultants for the purpose of searching for potential business opportunities. The Company has also engaged support staff to assist in the filing of this Form 10SB and will continue to engage administrative and other staff on an as-needed basis. The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.

Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

EVALUATION
----------

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

FORM OF POTENTIAL ACQUISITION OR MERGER
---------------------------------------

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the

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parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current status and its concomitant lack of significant assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be subject to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a possibility that the Company might sell its securities to its management or affiliates.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

RIGHTS OF SHAREHOLDERS
----------------------

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholders would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

COMPETITION
-----------

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

FACILITIES
----------

The Company's principal place of business is 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S2. The President of the Company provides office space in a commercial property leased by him free of charge. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure its own commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

INDUSTRY SEGMENTS
-----------------

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW
--------

The Company is considered a development stage company with limited assets and capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by loans from the President of the Company (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and the necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

PLAN OF OPERATION
-----------------

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to incur expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's President and sole Director will defer payment of all accrued compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide his remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has engaged its officers and directors and legal counsel to assist in the search for business opportunities. The Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of May 19, 2004, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                            Amount and Nature of       Percent
Beneficial Owner                            Beneficial Ownership       of Class

Berlin Capital Investments, Inc.                  2,182,500              83%
Suite 702 - 777 Hornby Street
Vancouver, BC  V6Z 1S2 (1)

(1) Thomas Braun, the President, Secretary, Treasurer and sole Director of the Company controls Berlin Capital Investments, Inc.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company and their respective ages are as follows:

NAME                AGE          POSITION

Thomas Braun        37           President, Treasurer, Secretary, Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

Thomas A. Braun
PRESIDENT, TREASURER, SECRETARY AND SOLE DIRECTOR
-------------------------------------------------

Thomas Braun has been the sole shareholder of Braun & Company since 1999, a Vancouver, Canada, based law firm, which limits its practice to corporate securities law. The firm consists of two lawyers and two legal assistants, and occupies offices in downtown Vancouver. Mr. Braun holds a B.A. degree from the University of Western Ontario, a Bachelor of Laws (LL.B.) degree from the University of British Columbia, and a Master of Laws (LL.M.) degree from the University of San Francisco specializing in International Business Transactions. He is a member of the State Bar of California, the American Bar Association, and is admitted to practise before the United States District Court, Northern District of California and the United States Court of Appeals for the Ninth Circuit. Mr. Braun is also a member of the Law Society of British Columbia and the Canadian Bar Association.

Blank Check Company Experience
------------------------------

Thomas Braun was formerly the President and sole director of Armor Enterprises, Inc. ("Armor"), a fully reporting blank check company incorporated in the State of Florida, from June 10, 1998 to March 23, 2001.

Armor Enterprises, Inc. was originally incorporated 1998 as an encryption software company. The Company was unable to raise enough financing to carry through with its business plan and abandoned this business in mid 2000 when it began to consider alternative business opportunities. In March 2001, the Company entered into a share exchange agreement with AirCare Installations, Inc., a British Columbia company carrying on an automotive parts business in British Columbia. The terms of the Share Exchange Agreement were not met, and on August

31, 2001, the Company entered into a Share Exchange Termination Agreement which terminated and rendered null and void the Share Exchange Agreement entered into on March 23,2001. Since that time the company has been actively seeking to acquire or merge with an operating business entity. On April 27, 2004, the Company entered into an Asset Purchase Agreement with Nova Electric Systems Inc., who are in the business of developing and marketing electronic propulsion and battery power systems for electric powered vehicles. The Company is currently engaged in this business.

Armor's common shares are quoted on the NASD OTC Bulletin Board under the ticker symbol ARME. The table below indicates the trading market for Armor Enterprises, Inc. for the last six months:

             DATE             OPEN            HIGH              LOW           CLOSE          AVG VOL      ADJ CLOSE*
             ----             ----            ----              ---           -----          -------      ----------
           May-04             1.43            1.55             0.64            0.70          221,632            0.70
           Apr-04             0.33            1.26             0.17            1.25          133,531            1.25
           Mar-04             0.25            0.36             0.15            0.26           50,123            0.26
           Feb-04             0.12            0.50             0.07            0.21           29,798            0.21
           Jan-04             0.04            0.20             0.04            0.12            5,530            0.12
           Dec-03             0.04            0.04             0.04            0.04                0            0.04

* Close price adjusted for dividends and splits

ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. The Company has not accrued any officer compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This item is not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

CAPITAL STOCK
-------------

The Company is authorized to issue two hundred and fifty million(250,000,000) shares of Common Stock and twenty million (20,000,000) shares of Preferred Stock. As of May 19, 2004 there were 2,638,713 shares outstanding held of record by 58 stockholders and no preferred shares are issued or outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR
----------------------------

The transfer agent and registrar for the Company's Stock is Holladay Stock Transfer Company of 2939 North 67th Place, Scottsdale, Arizona, 85251.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No shares of the Company's Common Stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common shares are currently quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets") under the stock symbol VVIN.

The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the commission comment period for this Form 10-SB. The Company's application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

The Company's Common Stock is traded in the Pink Sheets, and are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

At May 19, 2004 there were 51 holders of record of the Company's Common Stock and the Company has issued and outstanding 2,638,713 shares of Common Stock. Of these shares 26,774 are free trading and 2,611,939 are restricted. The restricted shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

On January 21, 2000, in response to a request from the NASD Regulation staff, the Division of Corporation Finance of the SEC issued a staff interpretation on the free trading status of securities initially issued by blank check companies in a number of factual scenarios. Richard Wulff, Chief of the Office of Small Business, opined that in the several scenarios put forward by the NASD, the blank check Issuer would not be able to rely upon the availability of Rule 144 or Section 4(1) of the Securities Act, and the shares issued by the blank check company would not be freely tradeable without registration under the Securities Act. Further information may be found in the NASD Notice to Members 00-49.

DIVIDEND POLICY
---------------

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM 2. LEGAL PROCEEDINGS

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following lists the sales of unregistered securities of the Company in the last three years:

On March 4, 2004, the Company issued 10,000 common shares to settle an outstanding debt of $2,885. The shares were issued pursuant to prospectus exemptions contained in Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a restrictive Rule 144 legend to that effect.

On March 4, 2004, the Company issued 1,500,000 common shares at a price of $0.01 per share, for a total purchase price of $15,000. The shares were issued pursuant to prospectus exemptions contained in Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a restrictive Rule 144 legend to that effect.

On March 9, 2004, the Company issued 250,000 common shares at a deemed value of $0.01 per share for consulting services. The shares were issued pursuant to prospectus exemptions contained in Rule 701 of the Securities Act of 1933, as amended and/or Regulation S, and bear a restrictive Rule 144 legend to that effect.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law ("Delaware Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant

                                    PART F/S

FINANCIAL STATEMENTS

The Company's financial statements for the years ended March 31, 2004 and 2003, have been examined to the extent indicated in the reports by Braverman & Company, P.C., and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages in response to Part F/S of this Form 10-SB.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors Report...............................................F-1

Balance Sheet.............................................................F-2

Statement of Operations...................................................F-3

Statement of Stockholder's Equity.........................................F-4

Statement of Cash Flows...................................................F-5

Notes of Financial Statements.............................................F-6

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Vorsatech Ventures, Inc.
Vancouver, B C

We have audited the accompanying balance sheet of Vorsatech Ventures, Inc., (a Delaware corporation in the development stage) as of March 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period then ended and for the period from October 30, 1998 (inception) through March 31, 2004 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorsatech Ventures, Inc. as of March 31, 2004, and the results of its operations and its cash flows for each of the two years in the period then ended and for the period from October 30, 1998 (inception) through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. The Company has incurred losses since inception and has minimal working capital and stockholders' equity. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Braverman & Company, P.C.
Prescott, Arizona
May 19, 2004

                            VORSATECH VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2004





                                     ASSETS
                                     ------
CURRENT ASSETS

  Funds held in trust by related party                                 $ 10,496
                                                                       ---------

         Total Current Assets                                          $ 10,496
                                                                       =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

CURRENT LIABILITIES
  Shareholder advances                                                 $  6,303
                                                                       ---------

         Total Current Liabilities                                        6,303
                                                                       ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Preferred stock, par value $.0001, 20,000,000 shars
  authorized, none issued                                                     -

Common stock, par value $.0001, 250,000,000 shares
  authorized, 2,638,705  shares outstanding                                 264
Paid-in capital                                                          47,795
(Deficit) accumulated during the development stage                      (43,865)
                                                                       ---------

         Total Stockholders' Equity                                       4,194
                                                                       ---------

                                                                       $ 10,496
                                                                       =========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


                                 VORSATECH VENTURES, INC.
                               (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENTS OF OPERATIONS



                                                                          CUMMULATIVE
                                                                             FROM
                                                                           OCTOBER 30,
                                                                              1998
                                                                           (INCEPTION)
                                            YEAR ENDED MARCH 31,               TO
                                      ------------------------------         MARCH 31,
                                          2004              2003              2004
                                      ------------      ------------      ------------
REVENUE                               $         -       $         -       $         -
                                      ------------      ------------      ------------

EXPENSES:
      General and administrative           10,385            18,290            43,865
                                      ------------      ------------      ------------

       Total Expenses                      10,385            18,290            43,865
                                      ------------      ------------      ------------

NET (LOSS)                            $   (10,385)      $   (18,290)      $   (43,865)
                                      ============      ============      ============

BASIC NET (LOSS) PER SHARE            $     (0.01)      $     (0.05)
                                      ============      ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING            1,025,372           378,705
                                      ============      ============


                      SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


                                                     VORSATECH VENTURES, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                 STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                     (DEFICIT)
                                                                                    ACCUMULATED
                                                                COMMON STOCK         DURING THE
                                                       ----------------------------   PAID-IN   DEVELOPMENT
                                                           SHARES         AMOUNT      CAPITAL      STAGE         TOTAL
                                                       -------------  ------------- ---------- --------------  -----------
Balance, at inception                                             -   $          -  $       -  $           -   $        -
 Stock issued for services, December 18, 1998,
  at $.0001 per share                                    10,000,000          1,000                                  1,000
 Contributed services                                                                     600                         600
 Net (loss) for the period                                                                            (1,600)      (1,600)
                                                       -------------  ------------- ---------- --------------  -----------
BALANCE, MARCH 31, 1999                                  10,000,000          1,000        600         (1,600)           -
 Contributed services                                                                   1,200                       1,200
 Net (loss) for the year                                                                              (1,200)      (1,200)
                                                       -------------  ------------- ---------- --------------  -----------
BALANCE, MARCH 31, 2000                                  10,000,000          1,000      1,800         (2,800)           -
 1:250 reverse stock split, September 18, 2000           (9,960,000)
 Stock issued for services,December 4, 2000,
 for $.0001 per share                                    25,000,000          2,500                                  2,500
 Contributed services                                                                   1,200                       1,200
 Net (loss) for the year                                                                              (8,616)      (8,616)
                                                       -------------  ------------- ---------- --------------  -----------
BALANCE, MARCH 31, 2001                                  25,040,000          3,500      3,000        (11,416)      (4,916)
 1:500 reverse stock split, June 1, 2001                (24,989,920)
 1:10 reverse stock split September 4, 2001                 (45,072)
 Stock issued for services November 21, 2001,
  for $.0001 per share                                   23,189,781          2,319                                  2,319
 Stock issued for services December 7, 2001,
  for $.0001 per share                                    2,546,200            255                                    255
 Contributed services                                                                    1200                       1,200
 Net (loss) for the year                                                                              (3,774)      (3,774)
                                                       -------------  ------------- ---------- --------------  -----------
BALANCE, MARCH 31, 2002                                  25,740,989          6,074      4,200        (15,190)      (4,916)
 Issuance of shares to acquire
  Public Disclosure, Inc.on December 6, 2002,
  for $.0001 per share                                  150,000,000         15,000                                 15,000
 Contributed services                                                                   1,200                       1,200
 Net (loss) for the year                                                                             (18,290)     (18,290)
                                                       -------------  ------------- ---------- --------------  -----------
BALANCE, MARCH 31, 2003                                 175,740,989         21,074      5,400        (33,480)      (7,006)
1:200 reverse stock split, February 22, 2004
  and change to par value of $.0001                    (174,862,284)       (20,986)    20,986                           -
Proceeds from sale of common stock
  March 4, 2004, for $.01 per share                       1,500,000            150     14,850                      15,000
Shares issued in settlement of transfer fees
  on March 5, 2004, for $.23 per share                       10,000              1      2,884                       2,885
Stock issued for services on March 15, 2004,
  for $.01 per share                                        250,000             25      2,475                       2,500
 Contributed services                                                                   1,200                       1,200
 Net (loss) for the year                                                                             (10,385)     (10,385)
                                                       -------------  ------------- ---------- --------------  -----------
BALANCE, MARCH 31, 2004                                   2,638,705   $        264  $  47,795  $     (43,865)  $    4,194
                                                       =============  ============= ========== ==============  ===========


                                          SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                 VORSATECH VENTURES, INC.
                               (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENTS OF CASH FLOWS


                                                                                      FROM
                                                                                   OCTOBER 30,
                                                                                      1998
                                                                                   (INCEPTION)
                                                          YEAR ENDED MARCH 31,          TO
                                                       ------------------------      MARCH 31,
                                                         2004            2003          2004
                                                       ---------      ---------      ---------
 OPERATING ACTIVITIES:

      Net (loss) from operations                       $(10,385)      $(18,290)      $(43,865)
      Adjustments to reconcile net (loss) to net
         cash used by operating activities:
          Contributed capital                             1,200          1,200          6,600
          Common stock issued for services                2,500         15,000         23,574
          Common stock issued for acquisition
          Common stock issued for debt relief             2,885             --          2,885
          Changes in:
                 Accounts payable                        (7,006)         2,090             --
                 Trust funds                            (10,496)            --        (10,496)
                                                       ---------      ---------      ---------

          Net Cash (Used) by Operating Activities       (21,303)            --        (21,303)
                                                       ---------      ---------      ---------

 FINANCING ACTIVITIES:
     Shareholder advances                                 6,303             --          6,303
     Proceeds from sale of common stock                  15,000             --         15,000
                                                       ---------      ---------      ---------

          Net Cash From Financing Activities             21,303             --         21,303
                                                       ---------      ---------      ---------


NET INCREASE IN CASH                                         --             --             --

CASH, beginning of period                                    --             --             --
                                                       ---------      ---------      ---------

CASH, end of period                                    $     --       $     --       $     --
                                                       =========      =========      =========


                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

VORSATECH VENTURES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY
-------

Vorsatech Ventures, Inc. (the Company), formerly Apex Pharmaceuticals, Inc., Apex Resources, Inc., Biotech Industries, Inc., and Valuship, Ltd., is in the development stage as defined in Financial Accounting Standards Board Statement No. 7. It was formed on October 30, 1998 in Colorado and domesticated from Colorado to the Commonwealth of the Bahamas and then to the State of Delaware on February 22, 2004. Since inception it has had no operations. The Company's fiscal year end is March 31.

The Company's objective is to either acquire a business whose operations will be sufficient to sustain positive cash flows and achieve profitable operations, or acquire the assets of a business and proceed to develop them.

The Company's parent is Berlin Capital Investments, Inc. located in Vancouver, BC, which is owned and controlled by the Company's president/secretary/treasurer and sole director.

GOING CONCERN
-------------

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. It has sustained operating losses since inception and has a marginal working capital and stockholders' equity. The Company's ability to continue in existence is dependent on its ability to develop additional sources of capital, locate and acquire\develop a profitable business and achieve profitable operations. Management's plan is to ultimately acquire\develop a viable business opportunity. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INCOME TAXES
------------

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards Board Opinion No. 109. Under this method, deferred income taxes are recorded to reflect the tax consequences in future periods of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

For income tax purposes, substantially all deductible expenses incurred to date must be deferred until the Company commences business, and then they may be charged against operations over a 60-month period or permanently capitalized. Since the Company is not in business as of March 31, 2004, accumulated deductible expenses incurred since inception of approximately $37,000 resulted in a $7,453 deferred tax asset. A valuation allowance of $7,453 has been provided since

VORSATECH VENTURES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES
------------

there is no assurance of future taxable income. There is no net operating loss carryforward at March 31, 2004. Tax deductible losses, when provided, can be carried forward for 20 years until utilized. The following is an analysis of deferred tax assets as of March 31, 2004 and 2003:


                                              DEFERRED    VALUATION
                                             TAX ASSETS   ALLOWANCE     BALANCE
                                             ----------   ---------     -------
Deferred tax assets at March 31, 2003         $ 5,616      $(5,616)     $   -0-
Additions for the year                          1,837       (1,837)         -0-
                                              --------     --------     --------

   Deferred tax assets at March 31, 2004      $ 7,453      $(7,453)     $   -0-
                                              ========     ========     ========

The following is reconciliation from the expected statutory federal income tax rate to the Company's actual income tax rate for the years ended December 31:

                                                                2004       2003
                                                                ----       ----

Expected income tax (benefit) at federal statutory tax rate      20%        20%
Valuation allowance                                             (20)%      (20)%
                                                                -----      -----

                  Actual income tax (benefit)                     0%         0%
                                                                =====      =====

EARNINGS (LOSS) PER COMMON SHARE
--------------------------------

Basic (loss) per common share has been calculated based upon the weighted average number of common shares outstanding during the period in accordance with the Statement of Financial Accounting Standards Statement No. 128, "Earnings per Share (EPS)". EPS for the two years ended March 31, 2004 were calculated after giving effect to all stock splits through March 31, 2004, and were all applied retroactively.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
-----------------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

VORSATECH VENTURES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - CONTRIBUTED CAPITAL

Contributed capital since inception, was for office overhead of $100 per month for a total of $6,600 as of March 31, 2004 which is included in paid in capital, was provided by management, based on the fair value of such services.

NOTE 3 - RELATED PARTY TRANSACTIONS

In the period from February 23 to March 31, 2004 , the son of the former president of the Company provided on a non-interest bearing and unsecured basis, total funds of $6,802, none of which has been repaid as of March 31, 2004. All funds received from the sale of common stock, $15,000, were placed in a trust account maintained by the president/secretary/treasurer and sole director who is also the Company's legal counsel.

The officers/director of the Company are or may, in the future, become involved in other business opportunities. Such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflict.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

POTENTIAL DILUTION AND CHANGE OF CONTROL

Because of the Company's current status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

INCOME TAX RETURNS

No income tax returns have been filed since inception of the Company.

NOTE 5 - THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS
-----------------------------------------------------------

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148:  Accounting for Stock-Based Compensation-Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

VORSATECH VENTURES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 5 - THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

SFAS 149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150: Financial Instruments with Characteristics of both Liabilities and Equity

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)(R)

Effective December 2003, The Financial Accounting Standards Board revised Fin 46 which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity did not have the characteristics of a continuing financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, the determination to be made on the date an enterprise becomes involved with an entity. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

In connection with the valuation of securities issued in connection with compensation, the Financial Accounting Standards Board (FASB or the Board) reached the following tentative decision: Partial Extract from Summary of Tentative Decisions At the September 10, 2003 meeting, the Board discussed several issues relating to the valuation of employee equity-based compensation
(EBC) arrangements classified as equity. The Board decided that:
Equity instruments issued to employees and the cost of the services received as consideration should be measured and recognized based on the grant-date fair value of the equity instruments issued. That requirement would apply to all entities,

VORSATECH VENTURES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 5 - THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

including nonpublic entities (nonpublic companies would no longer be permitted to use the minimum value method allowed under FASB Statement No. 123, Accounting for Stock-Based Compensation). The Board decided, however, that in those situations in which it is not possible to estimate the fair value of an equity-based compensation award at the grant date, the award would be measured at its intrinsic value on each reporting date through the exercise date.

The definition of fair value would be consistent with the tentative agreed-upon definition resulting from the Board's project on fair value measurement, which is consistent with the definition in Statement 123 and FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements. Therefore, an entity should measure the fair value of equity instruments granted based on market prices, if available, taking into account the terms and conditions upon which those equity instruments were granted, consistent with the notion of a fair value hierarchy as conveyed in Concepts Statement 7. The requirements in Statement 123 that entities estimate the grant date fair value using an option-pricing model that takes six factors into account would be retained. That requirement would be revised to indicate that entities consider, at a minimum, the six factors identified and to allow other factors to be considered when appropriate.

The term expected life would be replaced with the term expected term, meaning an entity must consider the contractual life of the option and effect of employee early exercise behaviors on that contractual life. Use of expected life as an input in an option pricing model (as described in Statement 123) would not be precluded.

The reference in paragraph 19 of Statement 123 to the phrase (for example, the Black-Scholes or a binomial model) would be removed. A comparative example illustrating the use of alternative valuation models would be included in an appendix.

NOTE 6 - COMMON STOCK

The Company's history since its formation in Colorado in October 1998 included several issuances of common stock and several stock splits, all of which are included in the accompanying statement of stockholders' equity on the dates they occurred.

The Board of Directors of the Company has determined that the value of all shares issued prior to the domestication of the Corporation in Delaware on February 22, 2004 was $.0001 per share. The acquisition of Public Disclosure, Inc. was not pursued after the issuance of 150 million pre split shares on December 6, 2002, as the Board of Directors at that time decided that another approach to benefit the Company appeared more viable.

PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Exhibit Name
-----------       ------------
3.1.1    Articles of Incorporation in Colorado dated October 30, 1998
3.1.2    Amendment of Articles of Incorporation dated July 18, 2000
3.1.3    Amendment of Articles of Incorporation dated September 28, 2000
3.1.4    Amendment of Articles of Incorporation dated June 1, 2001
3.1.5 Memorandum and Articles of Association of ValuShip Ltd. in the Bahamas dated May 18, 2001
3.1.6 Articles of Merger of ValuShip Ltd (Colorado) and ValuShip Ltd. (Bahamas) dated December 14, 2001
3.1.7 Amendment of Certification of Incorporation in the Bahamas dated June 24, 2002
3.1.8    Certificate of Incorporation in Delaware dated February 23, 2004
3.1.9    Certificate of Domestication of Vorsatech Ventures, Inc.
3.1.10   Certificate of Continuation Under Foreign Law dated March 8, 2004
3.2      Bylaws
4        Text of stock certificate for common stock





SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        VORSATECH VENTURES, INC.

Date:  June 15, 2004                                    /s/ Thomas Braun
                                                        ------------------------
                                                        Thomas Braun
                                                        President

                                       16